

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 5, 2009

Victor H. M. Ting
Chief Financial Officer and Vice President
Trio-Tech International
16139 Wyandotte Street
Van Nuys, California 91406

>   **Re: Trio-Tech International**
>   **Form 10-K for fiscal year ended June 30, 2008**
>   **File No. 1-14523**

Dear Mr. Ting:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief